Exhibit 99.2

CHINA METRO-RURAL HOLDINGS LIMITED

CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

(UNAUDITED)

FOR THE SIX MONTHS ENDED

SEPTEMBER 30, 2010 AND 2009

CHINA METRO-RURAL HOLDINGS LIMITED

CONDENSED CONSOLIDATED INCOME STATEMENT

		For the six months ended September 30,
	Notes	2010 US$’000 (Unaudited)	2010 HK$’000 (Unaudited)	As restated 2009 HK$’000 (Unaudited)
		(Note 29)		(Note 3(c)(i))
Continuing operation:
Revenue	5	46,079	359,421	155,758
Cost of sales		(27,677)	(215,884)	(96,823)

Gross profit		18,402	143,537	58,935
Other income, net		3,552	27,707	6,774
Other gains, net		319	2,494	—
Selling expenses		(1,474)	(11,495)	(3,983)
Administrative expenses		(3,725)	(29,058)	(18,546)

Operating profit		17,074	133,185	43,180

Finance income		84	652	180
Finance cost		(23)	(179)	—

Finance income – net		61	473	180
Share of results of an associate		(54)	(419)	—

Profit before income tax	7	17,081	133,239	43,360
Income tax expenses	8	(7,316)	(57,065)	(18,904)

Profit for the period from continuing operation		9,765	76,174	24,456
Discontinued operations:
Profit for the period from discontinued operations, net of tax	10	3,831	29,878	14,400

Profit for the period		13,596	106,052	38,856

Attributable to:
Equity holders of the Company		12,838	100,137	32,516
Non-controlling interests		758	5,915	6,340

		13,596	106,052	38,856

Dividend – Non-cash	9	59,804	466,474	—

Earnings per share from continuing and discontinued operations attributable to equity holders of the Company during the period
Basic earnings per share
From continuing operation		US$ 0.15	HK$ 1.19	HK$ 0.38
From discontinued operations		US$ 0.05	HK$ 0.37	HK$ 0.13

		US$ 0.20	HK$ 1.56	HK$ 0.51

Diluted earnings per share
From continuing operation		US$ 0.15	HK$ 1.19	HK$ 0.38
From discontinued operations		US$ 0.05	HK$ 0.37	HK$ 0.13

		US$ 0.20	HK$ 1.56	HK$ 0.51

The above condensed consolidated income statement should be read in conjunction with the accompanying notes.

CHINA METRO-RURAL HOLDINGS LIMITED

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	For the six months ended September 30,
	2010 US$’000 (Unaudited)	2010 HK$’000 (Unaudited)	As restated 2009 HK$’000 (Unaudited)
	(Note 29)		(Note 3(c)(i))
Profit for the period	13,596	106,052	38,856
Other comprehensive income, net of tax:
Increase in fair value of leasehold land and buildings, net of deferred income tax	594	4,636	9,972
Exchange difference on translation of foreign operations	3,152	24,588	244

Total comprehensive income for the period	17,342	135,276	49,072

Total comprehensive income for the period attributable to:
Equity holders of the Company	15,103	117,807	36,814
Non-controlling interests	2,239	17,469	12,258

	17,342	135,276	49,072

The above condensed consolidated statement of comprehensive income should be read in conjunction with the accompanying notes.

CHINA METRO-RURAL HOLDINGS LIMITED

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		At September 30,		At March 31,
	Notes	2010 US$’000 (Unaudited)	2010 HK$’000 (Unaudited)	2010 HK$’000 (Unaudited)
		(Note 29)		(Notes 3(b) and 3(c)(i))
Non-current assets
Investment properties	12	13,527	105,513	866,329
Investment properties under construction	13	29,458	229,770	293,020
Property, plant and equipment	14	10,160	79,251	183,327
Prepaid lease payments and land use rights	15	1,461	11,396	22,459
Deposit for acquisition of land use rights	16	26,966	210,331	115,389
Interest in an associate	20	2,208	17,222	100
Deferred income tax assets		—	—	1,289

		83,780	653,483	1,481,913

Current assets
Inventories		—	—	51,646
Completed properties held for sale		19,131	149,225	422,755
Properties under development	17	40,002	312,017	258,046
Prepaid lease payments and land use rights	15	41	317	2,198
Construction contract	18	—	—	50,557
Trade and other receivables		24,400	190,321	229,808
Financial assets at fair value through profit or loss		—	—	49,194
Tax recoverable		—	—	5,526
Restricted and pledged bank deposits		22,474	175,301	179,752
Cash and cash equivalents		18,659	145,537	746,669

		124,707	972,718	1,996,151

Current liabilities
Trade payables, other payables and accruals		18,932	147,668	454,224
Receipt in advance		7,555	58,933	286,372
Current income tax liabilities		15,733	122,717	139,428
Bank borrowings	19	28,213	220,060	277,446
Amount due to an associate		1	5	1,530

		70,434	549,383	1,159,000

Net current assets		54,273	423,335	837,151

Total assets less current liabilities		138,053	1,076,818	2,319,064

Non-current liabilities
Deferred income tax liabilities		6,139	47,882	132,258
Bank borrowings	19	43,061	335,881	329,245

		49,200	383,763	461,503

Net assets		88,853	693,055	1,857,561

The above condensed consolidated statement of financial position should be read in conjunction with the accompanying notes.

CHINA METRO-RURAL HOLDINGS LIMITED

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION – (Continued)

		At September 30,		At March 31,
	Notes	2010	2010	2010
		US$’000	HK$’000	HK$’000
		(Unaudited)	(Unaudited)	(Unaudited)
		(Note 29)		(Notes 3(b) and 3(c)(i))
Equity
Equity attributable to equity holders of the Company
Share capital	21	64	500	500
Reserves		88,789	692,555	1,061,489

		88,853	693,055	1,061,989
Non-controlling interests		—	—	795,572

Total equity		88,853	693,055	1,857,561

The above condensed consolidated statement of financial position should be read in conjunction with the accompanying notes.

CHINA METRO-RURAL HOLDINGS LIMITED

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

	For the six months ended September 30,
	2010 US$’000 (Unaudited)	2010 HK$’000 (Unaudited)	As restated 2009 HK$’000 (Unaudited)
	(Note 29)		(Note 3(c)(i))
Net cash (used in)/generated from operating activities	(8,868)	(69,171)	3,079

Net cash used in investing activities	(86,954)	(678,243)	(28,178)

Net cash generated from financing activities	18,214	142,068	347,234

Net (decrease)/increase in cash and cash equivalents	(77,608)	(605,346)	322,135
Cash and cash equivalents at beginning of the period	95,727	746,669	503,912
Effect of foreign exchange rate changes	540	4,214	(29)

Cash and cash equivalents at end of the period	18,659	145,537	826,018

The above condensed consolidated statement of cash flows should be read in conjunction with the accompanying notes.

CHINA METRO-RURAL HOLDINGS LIMITED

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

		Attributable to owners of the Company
	Notes			Property	Accumulated		Statutory			Non-
		Issued	Share	revaluation	translation	Capital	surplus	Retained		controlling	Total
		capital	premium	reserve	reserve	reserve	reserve	profits	Total	interests	equity
		HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Balance at April 1, 2009 as previously reported		77	—	32,907	35,498	104,228	4,771	394,123	571,604	812,052	1,383,656
Adoption of IAS 17 (Amendment)	3(c)(i)	—	—	5,874	—	—	—	410	6,284	9,283	15,567

Balance at April 1, 2009 (As restated)		77	—	38,781	35,498	104,228	4,771	394,533	577,888	821,335	1,399,223
Profit for the period		—	—	—	—	—	—	32,516	32,516	6,340	38,856
Other comprehensive income:
Increase in fair value of leasehold land and buildings, net of deferred income tax		—	—	4,026	—	—	—	—	4,026	5,946	9,972
Exchange difference on translation of foreign operations		—	—	—	272	—	—	—	272	(28)	244

Total comprehensive income for the period		—	—	4,026	272	—	—	32,516	36,814	12,258	49,072
Transfer to retained profits upon disposal of properties		—	—	(321)	—	—	—	321	—	—	—
Release of property revaluation reserve upon depreciation of leasehold land and buildings		—	—	(88)	—	—	—	88	—	—	—
Share-based payments		—	—	—	—	1,606	—	—	1,606	2,372	3,978
Contribution from non-controlling interests		—	—	—	—	—	—	—	—	9,067	9,067
Issue of preferred shares to equity holders		1	—	—	—	—	—	—	1	—	1
Share repurchase		(28)	—	—	—	—	—	—	(28)	—	(28)

Balance at September 30, 2009, as restated		50	—	42,398	35,770	105,834	4,771	427,458	616,281	845,032	1,461,313

The above condensed consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

CHINA METRO-RURAL HOLDINGS LIMITED

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY – (Continued)

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2010

		Attributable to owners of the Company
	Notes	Issued capital HK$’000 (Unaudited)	Share premium HK$’000 (Unaudited)	Property revaluation reserve HK$’000 (Unaudited)	Accumulated translation reserve HK$’000 (Unaudited)	Capital reserve HK$’000 (Unaudited)	Statutory surplus reserve HK$’000 (Unaudited)	Retained profits HK$’000 (Unaudited)	Total HK$’000 (Unaudited)	Non- controlling interests HK$’000 (Unaudited)	Total equity HK$’000 (Unaudited)
Balance at April 1, 2010 as previously reported		500	1,003,200	32,377	36,834	(597,316)	5,067	567,838	1,048,500	775,645	1,824,145
Adoption of IAS 17 (Amendment)	3(c)(i)	—	—	13,031	—	—	—	458	13,489	19,927	33,416

Balance at April 1, 2010 (As restated)		500	1,003,200	45,408	36,834	(597,316)	5,067	568,296	1,061,989	795,572	1,857,561
Profit for the period		—	—	—	—	—	—	100,137	100,137	5,915	106,052
Other comprehensive income:
Increase in fair value of leasehold land and buildings, net of deferred income tax		—	—	1,868	—	—	—	—	1,868	2,768	4,636
Exchange difference on translation of foreign operations		—	—	—	15,802	—	—	—	15,802	8,786	24,588

Total comprehensive income for the period		—	—	1,868	15,802	—	—	100,137	117,807	17,469	135,276
Transfer to retained profits upon disposal of properties		—	—	(144)	—	—	—	144	—	—	—
Release of property revaluation reserve upon depreciation of leasehold land and buildings		—	—	(499)	—	—	—	499	—	—	—
Share-based payments		—	—	—	—	463	—	—	463	685	1,148
Issue of new shares by subsidiaries		—	—	—	—	—	—	—	—	640	640
Deemed payment to non-controlling interests		—	—	—	—	(446)	—	—	(446)	446	—
Transfer to retained profits upon lapse of share options		—	—	—	—	(58)	—	58	—	—	—
Deemed disposal of a subsidiary	20	—	—	—	—	—	—	—	—	(8,957)	(8,957)
Dividend – Distribution of subsidiaries	9	—	—	—	—	—	—	(466,474)	(466,474)	(805,855)	(1,272,329)
Release of reserve upon distribution of subsidiaries		—	—	(46,633)	(20,284)	(39,966)	(5,067)	91,666	(20,284)	—	(20,284)

Balance at September 30, 2010		500	1,003,200	—	32,352	(637,323)	—	294,326	693,055	—	693,055

The above condensed consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

1.	GENERAL INFORMATION

China Metro-Rural Holdings Limited (the “Company”, “we” or “us”) is a limited liability company incorporated and domiciled in the British Virgin Islands (“BVI”) as an international business company under the BVI International Business Companies Act on August 14, 1995 and automatically re-registered as a business company on January 1, 2007 pursuant to the BVI Companies Act.

The Company, through its subsidiaries (together referred to as the “Group”), develops and operates large-scale integrated agricultural logistics platform in the People’s Republic of China (“PRC”). Specifically, the Group operates in (1) the property development which engages in the development of integrated agricultural logistics centers and supporting residential properties; (2) the property investment which invests in integrated agricultural logistics and trade centers and supporting facilities; and (3) the property management which engages in the management of the development properties within the integrated agricultural logistics platform. During the six months ended September 30, 2010, the Company declared a dividend (“Special Dividend”) to its shareholders which was satisfied by way of distribution in specie of the equity interest in Man Sang International Limited (“MSIL”), held by the Company, represented approximately 494 million ordinary shares in MSIL (the “Distribution”), which was completed during the current period. Upon the completion of the Distribution, the Group no longer held interest in MSIL and has discontinued its Jewelry and real estate businesses and presented those busineses as “discontinued operations” in the condensed consolidated income statement for all periods presented. Further details of the Group’s discontinued operations are set out in note 10 to the condensed consolidated interim financial information.

The shares of the Company have been listed on the NYSE Amex under the ticker symbol of “CNR”.

The condensed consolidated interim financial information has been approved and authorized for issue by the Board of Directors on January 18, 2011.

The condensed consolidated interim financial information has not been audited.

2.	BASIS OF PREPARATION

This condensed consolidated interim financial information for the six months ended September 30, 2010 has been prepared in accordance with International Accounting Standards (“IAS”) 34, “Interim financial reporting”. The unaudited condensed consolidated financial information furnished reflects all adjustments which are, in the opinion of management, necessary to a fair statement of the results for the interim period presented. All such adjustments are of a normal recurring nature. The condensed consolidated interim financial information should be read in conjunction with the re-presented annual financial statements for the three years ended March 31, 2010 included in a separate report on Form 6-K furnished on January 18, 2011 (the “Related 6-K Report”), which have been prepared in accordance with International Financial Reporting Standards (“IFRSs”).

3.	ACCOUNTING POLICIES

The accounting policies are consistent with those of the annual financial statements for the year ended March 31, 2010, except as described below. Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

(a)	Reclassifications as a result of the Distribution

Certain reclassifications have been made to prior period’s amounts due to the Distribution where the operating results of MSIL for the period prior to the distribution are classified as discontinued operations for the periods presented in the Group’s condensed consolidated income statement.

Given the distributed non-cash assets are ultimately controlled by the same parties before and after the Distribution, the Company, for its individual financial statements, chose to recognize the Distribution at the carrying amount of the investment in MSIL immediate prior to the Distribution.

(b)	Classification of Bank Loans

In November 2010, the IFRS Interpretation Committee (the “IFRIC”) confirmed its conclusion at its meeting from September 2010 that a liability, which contains a clause which gives the lender the unconditional right to demand repayment at any time, should be classified as a current liability in accordance with IAS 1 – Presentation of financial statements (“IAS 1”) irrespective of the probability that the lender will invoke the clause without cause. The market practice in Hong Kong previously has been to classify term loans as a non-current liability based on the agreed schedule repayment date(s). The unconditional right was considered to be protective and the likelihood of it being exercised was remote or would only be exercised in adverse conditions. However, the IFRIC’s conclusion provided additional clarity on the application of IAS 1. Accordingly, in order to comply with the requirements of IFRIC, the Group changed its accounting policy on the classification of loan agreements that contain a repayment on demand clause and adjustments were made to the Group’s historical financial statements and certain financial information for prior years to reflect the IFRIC’s conclusion.

The new accounting policy has been applied retrospectively by representing the opening balances at April 1, 2009, with consequential reclassification adjustments to comparatives for the year ended March 31, 2010. The adjustments are non-cash and had no impact on the consolidated statement of income statement or consolidated statement of cash flow. As at March 31, 2010, the current portion of bank borrowings has increased by approximately HK$28,392,000, whereas the non-current portion of bank borrowings has decreased by approximately HK$28,392,000.

(c)	New and amended standards adopted by the Group

(i)	Adoption of IAS 17 (Amendment) Leases

IAS 17 (Amendment) ‘Leases’ (effective January 1, 2010) deletes specific guidance regarding classification of leases of land, so as to eliminate the inconsistency with the general guidance on lease classification. As a result, leases of land should be classified as either finance or operating lease using the general principles of IAS 17, i.e. whether the lease transfers substantially all the risks and rewards incidental to ownership of an asset to the lessee.

Prior to the amendment, land interest which title is not expected to pass to the Group by the end of the lease term was classified as operating lease under “Prepaid lease payments and land use rights”, and amortized over the lease term.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

IAS 17 (Amendment) has been applied retrospectively for annual periods beginning on or after April 1, 2010 in accordance with the effective date and transitional provisions of the amendment. The Group has reassessed the classification of unexpired prepaid lease payment and land use rights as at April 1, 2010 on the basis of information existing at the inception of those leases, and recognized the prepaid lease payment in Hong Kong as finance lease retrospectively. As a result of the reassessment, the Group has reclassified certain prepaid lease payment from operating leases to finance leases.

If the property interest is classified as finance lease and held for own use, that land interest is accounted for as ‘Property, plant and equipment’ and is stated at fair value based on periodic valuations less subsequent depreciation according to the Group’s adopted accounting policies.

The effect on the adoption of this revised standard, where the effects only have impacts to the Discontinued Operations, is analyzed as follows:

(a)	Effect on the comparative figures of the unaudited condensed consolidated income statement

For the six months ended September 30, 2009

	As previously reported HK$’000	IAS 17 (Amendment) HK$’000	As restated HK$’000
Increase/(decrease) in profit:
Depreciation	(4,102)	(592)	(4,694)
Amortization of prepaid land lease payments	(855)	353	(502)
Income tax expense	(20,980)	39	(20,941)

Net profit attributable to:
Equity holders of the Company	32,597	(81)	32,516
Non-controlling interests	6,459	(119)	6,340

	39,056	(200)	38,856

(b)	Effect on the comparative figures of the unaudited condensed consolidated statement of comprehensive income which is mainly attributable to the change in fair value of leasehold land and buildings

For the six months ended September 30, 2009

	As previously reported HK$’000	IAS 17 (Amendment) HK$’000	As restated HK$’000
Increase in comprehensive income:
Total comprehensive income attributable to:
Equity holders of the Company	32,869	3,945	36,814
Non-controlling interests	6,431	5,827	12,258

	39,300	9,772	49,072

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

(c)	Effect on the comparative figures of the unaudited condensed consolidated statement of changes in equity

At April 1, 2009

	As previously reported HK$’000	IAS 17 (Amendment) HK$’000	As restated HK$’000
Increase in equity:
Within equity attributable to the Company
Other property revaluation reserve	32,907	5,874	38,781
Retained profits	394,123	410	394,533

Within equity attributable to non-controlling interests	812,052	9,283	821,335

At April 1, 2010

	As previously reported HK$’000	IAS 17 (Amendment) HK$’000	As restated HK$’000
Increase in equity:
Within equity attributable to the Company
Other property revaluation reserve	32,377	13,031	45,408
Retained profits	567,838	458	568,296

Within equity attributable to non-controlling interests	775,645	19,927	795,572

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

(d)	Effect on the comparative figures of the unaudited condensed consolidated statement of financial positions

At March 31, 2010

	As previously reported HK$’000	IAS 17 (Amendment) HK$’000	HK$’000
Increase/(decrease) in assets:
Property, plant and equipment	116,477	66,850	183,327
Prepaid land lease payments	51,488	(26,831)	24,657

Increase in liabilities:
Deferred tax liabilities	125,655	6,603	132,258

Increase in equity:
Within equity attributable to the Company
Other property revaluation reserve	32,377	13,031	45,408
Retained profits	567,838	458	568,296

Within equity attributable to non-controlling interests	775,645	19,927	795,572

(ii)	Adoption of IFRS 3 (revised) Business combinations

IFRS 3 (revised), ‘Business combinations’, and consequential amendments to IAS 27, ‘Consolidated and separate financial statements’, IAS 28, ‘Investments in associates’, and IAS 31, ‘Interests in joint ventures’, are effective prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after July 1, 2009.

The revised standard continues to apply the acquisition method to business combinations but with some significant changes compared with IFRS 3. For example, all payments to purchase a business are recorded at fair value at the acquisition date, with contingent payments classified as debt subsequently re-measured through the income statement. There is a choice on an acquisition-by-acquisition basis to measure the non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets. All acquisition-related costs are expensed.

As the Group has adopted IFRS 3 (revised), it is required to adopt IAS 27 (revised), ‘Consolidated and separate financial statements’, at the same time. IAS 27 (revised) requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses. The standard also specifies the accounting when control is lost. Any remaining interest in the entity is re-measured to fair value, and a gain or loss is recognized in profit or loss. There has been no impact of IAS 27 (revised) on the current period.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

(d)	Standards, amendments and interpretations to existing standards effective in current period but not relevant to the Group:

•

IFRIC 17, ‘Distribution of non-cash assets to owners’, effective for annual periods beginning on or after July 1, 2009. This is not currently applicable to the Group, as MSIL remained under the control of shareholders of the Company before and after the Distribution.

•	IFRIC 18, ‘Transfers of assets from customers’, effective for transfer of assets received on or after July 1, 2009. This is not relevant to the Group, as it has not received any assets from customers.

•

‘Additional exemptions for first-time adopters’ (Amendment to IFRS 1) was issued in July 2009. The amendments are required to be applied for annual periods beginning on or after January 1, 2010. This is not relevant to the Group as it is an existing IFRS preparer.

•

‘Group cash-settled share-based payment transactions’ (Amendment to IFRS 2) as issued in June 2009. The amendment is required to be applied for annual periods beginning on or after January 1, 2010. This is not relevant to the Group as it does not have cash-settled share-based payment transactions.

•

‘Classification of rights issues’ (Amendments to IAS 32) was issued in October 2009. The amendment is required to be applied for annual periods beginning on or after February 1, 2010. This is not relevant to the Group as it has no rights issues in the current period.

•	Improvements to International Financial Reporting Standards 2009 were issued in April 2009. The effective dates vary standard by standard but most are effective January 1, 2010.

(e)	New standards, new interpretations and amendments to standards and interpretations have been issued but are not effective for the financial year beginning on or after April 1, 2010 and have not been early adopted. The Group is yet to assess the full impact of these following new standards, new interpretations and amendments to standards and interpretation:

•

‘Deferred tax: Recovery of underlying assets’ (Amendments to IAS 12), issued in December 2010. The amendments provide a practical approach for measuring deferred tax liabilities and deferred tax assets when investment property is measured using the fair value model in IAS 40 Investment Property. The amendments introduce a presumption that an investment property is recovered entirely through sale. This presumption is rebutted if the investment property is held within a business model whose objective is to consume substantially all of the economic benefits embodied in the investment property over time, rather than through sale. The amendment should be applied for annual periods beginning on or after January 1, 2012.

•

IFRS 9, ‘Financial instruments’, issued in December 2009. This addresses the classification and measurement of financial assets and is likely to affect the Group’s accounting for its financial assets. The standard is not applicable until January 1, 2013 but is available for early adoption.

•

Revised IAS 24, ‘Related party disclosures’, issued in November 2009. It supersedes IAS 24, ‘Related party disclosures’, issued in 2003. The revised IAS 24 is required to be applied from January 1, 2011. Earlier application for either the entire standard or the government-related entity is permitted. The Group will apply the revised IAS 24 from April 1, 2011.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

•

Under ‘Classification of rights issued’ (Amendments to IAS 32), for rights issues offered for a fixed amount of foreign currency, current practice appears to require such issues to be accounted for as derivative liabilities. The amendment states that if such rights are issued pro rata to all the entity’s existing shareholders in the same class for a fixed amount of currency, they should be classified as equity regardless of the currency in which the exercise price is denominated. The amendment should be applied for annual periods beginning on or after February 1, 2010. Earlier application is permitted.

•

‘Prepayments of a minimum funding requirement’ (Amendments to IFRIC 14), issued in November 2009. The amendments correct an unintended consequence of IFRIC 14, ‘IAS 19 – The limit on a defined benefit asset, minimum funding requirements and their interaction’. Without the amendments, entities are not permitted to recognize as an asset some voluntary prepayments for minimum funding contributions. This was not intended when IFRIC 14 was issued, and the amendments correct the problem. The amendments are effective for annual periods beginning January 1, 2011. Earlier application is permitted. The amendments should be applied retrospectively to the earliest comparative period presented.

•

IFRIC 19, ‘Extinguishing financial liabilities with equity instruments’. This clarifies the requirements of IFRSs when an entity renegotiates the terms of a financial liability with its creditor and the creditor agrees to accept the entity’s shares or other equity instruments to settle the financial liability fully or partially. The interpretation is effective for annual periods beginning on or after July 1, 2010. Earlier application is permitted.

•	Improvements to International Financial Reporting Standards 2010 were issued in May 2010. The effective dates vary standard by standard but most are effective January 1, 2010.

4.	SEASONALITY OF OPERATIONS

The Group’s revenues and operating profits are subject to seasonal fluctuation with peak operations in the first half of the fiscal year. This is due to the seasonal nature of the northeastern part of China where it can become severely cold in the second half of the fiscal year whereby it delays the construction progress of the Group’s property development projects. Accordingly, higher revenues and operating profits are usually expected in the first half than in the second half of the fiscal year.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

5.	REVENUE

Revenue represents (i) the amounts received and receivable from customers in respect of goods sold, less returns and allowances, (ii) the proceeds received and receivable from the sales of properties during the period and (iii) the amounts received and receivable in respect of leasing and property management fee of investment properties.

	For the six months ended September 30,
	2010 HK$’000 (Unaudited)	2009 HK$’000 (Unaudited)
Continuing operation
Sales of properties	357,568	155,758
Rental and property management income	1,853	—

	359,421	155,758

Discontinued operations
Sales of pearls and jewelry	88,300	116,155
Sales of properties	57,574	20,060
Rental income	11,578	12,387

	157,452	148,602

	516,873	304,360

6.	SEGMENT INFORMATION

The Group determines its operating segments based on the reports reviewed by the executive board of directors that are used to make strategic decision.

The Group has three reportable operating segments, where two of which were discontinued during the current period as a result of the Distribution. The Group’s operating businesses are structured and managed separately according to nature of the operations and the product perspectives. Each of the Group’s reportable segments represents a strategic business unit that is subject to risks and returns that are different from other reportable operating segment. Details of the reportable operating segment are as follows:

Continuing operation:

Agricultural logistics – Development, sales and leasing of properties of integrated agricultural logistics and trade platform in the PRC

Discontinued operations:

Pearls and jewelry – Purchasing, processing, assembling, merchandising, wholesale distribution of pearls and jewelry products; and

Property development and investment – Development, sales and leasing of properties, including industrial complex in Shenzhen, the PRC, a market center with various supporting facilities in Zhuji, the PRC and commercial properties in Hong Kong.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

The segment information provided to the executive board of directors for the reporting segments for the six months ended September 30, 2010 is as follows:

Segment results:

	Continuing operation		Discontinued operations
	Agricultural Logistics HK$’000	Sub-total HK$’000	Pearls and Jewelry HK$’000	Property Development and Investment HK$’000	Sub-total HK$’000	Total HK$’000
For the six months ended September 30, 2010 (Unaudited)

Segment revenue	359,421	359,421	88,300	69,485	157,785	517,206
Inter-segment revenue	—	—	—	(333)	(333)	(333)

Revenue to external customers	359,421	359,421	88,300	69,152	157,452	516,873

Segment operating profit	135,762	135,762	7,174	7,613	14,787	150,549
Finance income	651	651	696	358	1,054	1,705
Finance costs	(179)	(179)	(919)	(49)	(968)	(1,147)
Share of results of associates	(419)	(419)	—	17	17	(402)

Segment profit before tax	135,815	135,815	6,951	7,939	14,890	150,705

	Continuing operation		Discontinued operations
	Agricultural Logistics HK$’000	Sub-total HK$’000	Pearls and Jewelry HK$’000	As restated Property Development and Investment HK$’000	As restated Sub-total HK$’000	As restated Total HK$’000
For the six months ended September 30, 2009 (Unaudited)

Segment revenue
Inter-segment revenue	155,758	155,758	116,155	32,845	149,000	304,758
Revenue to external customers	—	—	—	(398)	(398)	(398)

	155,758	155.758	116,155	32,447	148,602	304,360

Segment operating profit	47,703	47,703	11,082	4,492	15,574	63,277
Finance income	177	177	586	250	836	1,013
Finance costs	—	—	—	(255)	(255)	(255)
Share of results of associates	—	—	—	49	49	49

Segment profit before tax	47,880	47,880	11,668	4,536	16,204	64,084

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

Segment assets:

	Continuing operation		Discontinued operations
	Agricultural Logistics HK$’000	Sub-total HK$’000	Pearls and Jewelry HK$’000	Property Development and Investment HK$’000	Sub-total HK$’000	Total HK$’000
Total segment assets

As at September 30, 2010	1,611,172	1,611,172	—	—	—	1,611,172

(Unaudited)

As at March 31, 2010	1,378,464	1,378,464	533,734	1,452,932	1,986,666	3,365,130

A reconciliation of “segment profit before tax” to the Group’s “Profit before tax” is provided as follows:

	For the six months ended September 30,
	2010			2009
	Continuing operation HK$’000 (Unaudited)	Discontinued Operations HK$’000 (Unaudited)	Total HK$’000 (Unaudited)	Continuing operation HK$’000 (Unaudited)	As restated Discontinued Operations HK$’000 (Unaudited)	As restated Total HK$’000 (Unaudited)
Total profit before tax for reportable segments	135,815	14,890	150,705	47,880	16,204	64,084
Gain on disposals of financial assets at fair value through profit or loss	—	1,128	1,128	—	6,595	6,595
Net unrealized loss on financial assets at fair value through profit or loss	—	(51)	(51)	—	(1,396)	(1,396)
Share based payments	—	(1,148)	(1,148)	—	(3,978)	(3,978)
Dividend income	—	1,112	1,112	—	374	374
Recycling of exchange difference to profit or loss upon Distribution (note 10)	—	20,284	20,284	—	—	—
Corporate finance income	1	1	2	3	40	43
Corporate expenses	(2,577)	(286)	(2,863)	(4,523)	(1,402)	(5,925)

Profit before tax of the Group	133,239	35,930	169,169	43,360	16,437	59,797

The amounts provided to the executive board of directors with respect to total assets are measured in a manner consistent with that of the financial statements. These assets are allocated based on the operations of the segment and the physical location of the asset.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

7.	PROFIT BEFORE TAX

The following items have been charged/(credited) to the Group’s profit before tax from continuing operation:

	For the six months ended September 30,
	2010	2009
	HK$’000	HK$’000
	(Unaudited)	(Unaudited)
Finance costs:
Interest on bank borrowings	12,148	10,396
Less: amount capitalized	(11,969)	(10,396)

	179	—
Cost of completed properties held for sale	214,577	96,823
Cost of services provided	1,307	—
Government grants	(16,480)	(2,266)
Employee benefit expenses (including directors’ emoluments	7,039	4,586
Depreciation of property, plant and equipment	1,564	321
Amortization of prepaid lease payments and land use rights	182	498
Provision for impairment of trade and other receivables	5,081	—
Land use tax	8,773	8,580
Contract income, net	(10,857)	(4,435)
Gain on deemed disposal of a subsidiary	(90)	—
Gain on disposals of land use rights	(2,174)	—

8.	INCOME TAX EXPENSE

The Group’s income tax expense attributable to continuing operation as presented on the face of the condensed consolidated income statement is analyzed as follows:

	For the six months ended September 30,
	2010	2009
	HK$’000	HK$’000
	(Unaudited)	(Unaudited)
Current income tax:
PRC corporate income tax	28,575	9,930
PRC land appreciation tax	29,061	9,795
Other	(571)	579

	57,065	20,304
Deferred tax	—	(1,400)

Tax charge for the period from continuing operation	57,065	18,904

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

Hong Kong profits tax

Hong Kong profits tax has been provided at a rate of 16.5% (six months ended September 30, 2009: 16.5%) on estimated assessable profits arising in Hong Kong during the period.

PRC corporate income tax

The PRC corporate income taxes in respect of operations in mainland China is calculated at the applicable tax rates on estimated assessable profits for the period based on existing legislation, interpretations and practices in respect thereof.

PRC land appreciation tax

PRC land appreciation tax is levied at progressive rates ranging from 30% to 60% on the appreciation of land value, being the proceeds of sales of properties less deductible expenditures including cost of land use rights and all property expenditures.

9.	DIVIDEND

	Note	For the six months ended
		September 30,
		2010	2009
		HK$’000	HK$’000
		(Unaudited)	(Unaudited)
Special Dividend – HK$7.27 (2009: Nil) per ordinary share	11	466,474	—

10.	DISCONTINUED OPERATIONS

As detailed in note 1 to the condensed consolidated financial information, upon completion of the Distribution during the current period, the Group discontinued its pearls and jewelry, and property development and investment businesses. These businesses distributed were reported in the condensed consolidated financial information for the six months ended September 30, 2010 as discontinued operations.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

Financial information relating to the discontinued operations for the six months ended September 30, 2010 up to the date of the Distribution is set out below

(a)	Financial performance information

	For the six months ended
	September 30,
	2010	2009
	HK$’000	HK$’000
	(Unaudited)	(Unaudited)
Revenue	157,452	148,602
Cost of sales	(117,241)	(94,903)

Gross profit	40,211	53,699
Other income and gains, net	7,722	6,654
Recycling of exchange difference to profit or loss upon the Distribution (Note)	20,284	—
Expenses	(33,983)	(44,586)
Increase in fair value of investment properties	1,592	—
Finance income, net	87	621
Share of result of an associate	17	49

Profit before income tax	35,930	16,437
Income tax expense	(6,052)	(2,037)

Profit from discontinued operations	29,878	14,400

Attributable to:
Equity holders of the Company	23,950	8,060
Non-controlling interests	5,928	6,340

	29,878	14,400

Note:	The financial performance of the discontinued operations included a release of translation reserve during the six months ended September 30, 2010.

(b)	Cash flows information

	For the six months ended
	September 30,
	2010	2009
	HK$’000	HK$’000
	(Unaudited)	(Unaudited)
Net cash inflow from operating activities	79,856	89,099
Net cash outflow from investing activities (2010 includes cash outflow of HK$596,993,000 (note 11) from the Distribution)	(600,504)	(4,193)
Net cash inflow from financing activities	17,640	11,297

Net (decrease)/increase in cash generated by the discontinued operations	(503,008)	96,203

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

11.	DISTRIBUTION OF MSIL

The assets and liabilities of MSIL as of July 28, 2010 distributed by the Company as a result of the Distribution (as detailed in note 1) during the current period are as follows:

	Notes	HK$’000
		(Unaudited)
Net assets distributed:
Investment properties	12	844,560
Investment properties under construction	13	77,404
Property, plant and equipment	14	114,068
Prepaid lease payments	15	9,237
Interest in an associate		119
Deferred tax assets		1,337
Inventories		56,232
Completed properties held for sale		220,304
Properties under development	17	493
Trade receivables		138,987
Financial assets at fair value through profit or loss		51,630
Income tax receivable		4,834
Cash and cash equivalents	10	596,993
Trade payables, other payables and accruals		(305,657)
Deposits received / Receipt in advance		(185,965)
Income tax payable		(82,151)
Interest-bearing bank borrowing	19	(183,998)
Amount due to an associate		(1,557)
Deferred tax liability		(84,541)
Non-controlling interests		(805,855)

Special Dividend	9	466,474

12.	INVESTMENT PROPERTIES

During the six months ended September 30, 2010, the Group acquired investment properties of approximately HK$4,340,000 (2009: Nil), transferred investment properties of approximately HK$75,310,000 (2009: Nil) from investment properties under construction upon completion, disposed of certain investment properties at a consideration of approximately HK$17,185,000 (2009: Nil), resulted in a gain on disposal of approximately HK$5,795,000 (2009: Nil) and disposal of investment properties of approximately HK$844,560,000 (note 11) as a result of the Distribution (2009: Nil).

For the interim period ended September 30, 2010, the Company did not engage any independent firms of professional property valuers. The Company’s investment properties were last valued at March 31, 2010 by management based in part on valuation by independent firms of property valuers, on market value basis. The valuations were arrived at by reference to comparable market transaction and where appropriate, on the basis of capitalization of net income. As there have been no major changes in the surrounding conditions since March 31, 2010, in the opinion of directors, the carrying values of investment properties approximate to their fair values.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

13.	INVESTMENT PROPERTIES UNDER CONSTRUCTION

During the six months ended September 30, 2010, the Group capitalized construction costs of approximately HK$80,705,000 (2009: HK$37,271,000) to investment properties under construction, transferred investment properties under construction of approximately HK$75,310,000 (2009: Nil) to investment properties upon completion and disposed investment properties under construction of approximately HK$77,404,000 (note 11) as a result of the Distribution (2009: Nil). In addition, an amount of approximately HK$29,970,000 was transferred to property under development during the six months ended September 30, 2009. There is no such transfer in current period.

14.	PROPERTY, PLANT AND EQUIPMENT

During the six months ended September 30, 2010, the Group acquired items of property, plant and equipment of approximately HK$2,775,000 (2009: HK$2,345,000) and disposed certain items of property, plant and equipment of approximately HK$114,068,000 (note 11) as a result of the Distribution (2009: Nil). During the six months ended September 30, 2009, the Group disposed certain items of property, plant and equipment at a consideration of approximately HK$5,000, resulted a loss of approximately HK$2,000 on disposal of property, plant and equipment. There is no such disposal in current period.

15.	PREPAID LEASE PAYMENTS AND LAND USE RIGHTS

During the six months ended September 30, 2010, the Group injected a land use rights into its associate at a consideration of approximately HK$3,876,000, resulted in a gain on disposal of land use rights of approximately HK$2,174,000 (2009: Nil) and disposal of land use rights of approximately HK$9,237,000 (note 11) as a result of the Distribution (2009: Nil).

16.	DEPOSIT FOR ACQUISITION OF LAND USE RIGHTS

During the six months ended September 30, 2010, the Group has entered into an agreement with the PRC local government where the Group provided an escrow money of RMB80,000,000 (approximately HK$92,657,000) to the PRC local government (The “Escrow Money”) as an expression of good faith on the Group’s determination to acquire land use rights in respect of certain land plots situated in mainland China. The Escrow Money will be fully refunded upon completion of the acquisitions of those land use rights.

17.	PROPERTIES UNDER DEVELOPMENT

During the six months ended September 30, 2010, the Group capitalized construction costs of approximately HK$259,830,000 (2009: HK$223,057,000) and interest expense of HK$12,181,000 (2009:HK$11,782,000) to properties under development, disposed properties under development of approximately HK$493,000 (note 11) as a result of the Distribution (2009: Nil), transferred properties of approximately HK$195,220,000 (2009: Nil) to completed properties held for sale upon completion and disposed properties under development of approximately HK$27,199,000 (note 20) as a result of a deemed disposal of a subsidiary (2009: Nil). In addition, an amount of approximately HK$29,970,000 was transferred from investment properties under construction during the six months ended September 30, 2009. There is no such transfer in current period.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

18.	CONSTRUCTION CONTRACT

During the six months ended September 30, 2010, the Group’s construction contract was completed and as a result, an aggregate payment of approximately HK$14,537,000 received from the customer and recorded in the Group’s “Receipts in advance” at March 31, 2010 was used to offset against the construction contract, which was derecognized in the current period. Net income from the construction contract of approximately HK$10,857,000 (2009: HK$4,435,000) was recognized during the current period.

19.	BORROWINGS

During the six months ended September 30, 2010, the Group repaid bank loans of approximately HK$74,552,000 (2009: HK$45,200,000) and obtained new bank loans of approximately HK$194,470,000 (2009: HK$396,402,000). In addition, the Group disposed of bank borrowings of approximately HK$183,998,000 (note 11) during the current period as a result of the Distribution as detailed in note 1 to the condensed consolidated financial information (2009: Nil).

As at September 30, 2010, the contractual maturities of the Group’s non-derivative financial liabilities were as follows:

Contractual maturities of financial liabilities	Less than 1 year HK$’000 (Unaudited)	Between 1 and 2 years HK$’000 (Unaudited)	Between 2 and 5 years HK$’000 (Unaudited)	Total contractual cash flows HK$’000 (Unaudited)	Carrying amount HK$’000 (Unaudited)
At September 30, 2010
Trade and other payables	127,596	—	—	127,596	127,596
Bank borrowings	220,060	138,985	196,896	555,941	555,941
Interest obligations	28,534	16,178	7,422	52,134	52,134
Amount due to an associate	5	—	—	5	5

	376,195	155,163	204,318	735,676	735,676

At March 31, 2010
Trade and other payables	432,005	—	—	432,005	432,005
Bank borrowings	277,446	136,287	192,958	606,691	606,691
Interest obligations	28,050	15,288	9,412	52,750	52,750
Amount due to an associate	1,530	—	—	1,530	1,530

	739,031	151,575	202,370	1,092,976	1,092,976

The carrying amounts of the Group’s bank borrowings approximate to their fair values. All bank borrowings are denominated in Renminbi and are carried at amortized costs with effective interest rates ranging from 5.31% to 7.02% per annum (March 31, 2010: 4.8% to 6.1% per annum).

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

20.	DEEMED DISPOSAL OF A SUBSIDIARY

During the six months ended September 30, 2010, China Northeast Logistic City Co., Ltd., a wholly-owned subsidiary of the Company, entered into an agreement with the non-controlling interest of Tieling Motor Vehicles Trading Co., Ltd. (“Motor Vehicles Company”), a then non-wholly owned subsidiary of the Company, whereby both parties agreed to revise their shareholdings in Motor Vehicles Company as follows: (1) China Northeast Logistic City Co., Ltd. to ultimately hold 40% equity interest in Motor Vehicles Company by further injecting parcels of lands with an aggregate deemed fair value of RMB18,000,000 (approximately HK$20,443,000), where HK$3,876,000 (note 15) of which was injected to Motor Vehicles Company in the current period; and (2) the non-controlling interest of Motor Vehicles Company to ultimately hold 60% equity interest in Motor Vehicles Company by further injecting cash amounting to RMB37,000,000 (approximately HK$42,022,000) where the entire amount was injected into Motor Vehicles Company in the current period. As a result of this transaction, Motor Vehicles Company has become an associate of China Northeast Logistic City Co., Ltd and is no longer consolidated. The following is an analysis of the net assets on the date which Motor Vehicles Company was being disposed of:

	Note	For the six months ended
		September 30,
		2010	2009
		HK$’000	HK$’000
		(Unaudited)	(Unaudited)
Net assets deemed disposed of:
Cash and bank balances		9,256	—
Prepayments and other receivables		3,484	—
Property under development	17	27,199	—
Accounts payable		(3,842)	—
Due to a non-controlling interest		(13,705)	—
Non-controlling interest		(8,957)	—

		13,435	—
Gain on deemed disposal of a subsidiary		90	—

		13,525	—

Satisfied by:
Interest in an associate upon deemed disposal		13,525	—

An analysis of the net outflow of cash and cash equivalents in respect of the deemed disposal of a subsidiary is as follows:

	For the six months ended
	September 30,
	2010	2009
	HK$’000	HK$’000
	(Unaudited)	(Unaudited)
Cash and bank balances disposed of and net outflow of cash and cash equivalents in respect of the deemed disposal of a subsidiary	9,256	—

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

21.	SHARE CAPITAL

	Number of shares		Share capital
	September 30,	March 31,	September 30,	March 31,
	2010	2010	2010	2009
	‘000	‘000	HK$’000	HK$’000
	(Unaudited)		(Unaudited)
Authorised:
Preferred shares of US$0.001 par value	200	200	2	2
Ordinary shares of US$0.001 par value	1,000,000	1,000,000	7,793	7,793

	1,000,200	1,000,200	7,795	7,795

Issued and fully paid:
Preferred shares	100	100	1	1
Ordinary shares	64,126	64,126	499	499

	64,226	64,226	500	500

22.	SHARE OPTION SCHEME

On August 2, 2002, MSIL, a subsidiary of the Group prior to the Distribution, adopted a new share option scheme (the “2002 Scheme”) and terminated the share option scheme adopted on September 8, 1997 (the “1997 Scheme”).

The purpose of the 2002 Scheme was to provide incentive to the eligible participants to contribute to the Group and to enable the Group to recruit high-caliber employees and attract resources that are valuable to the Group. Under the 2002 Scheme, the board of directors of MSIL may grant options to any person being an employee, officer, agent, or consultant of the Group including executive or non-executive directors of MSIL and its subsidiaries, to subscribe for shares in MSIL at a price to be determined by the board of directors being the highest of (a) the closing price of the shares on The Hong Kong Stock Exchange Limited on the date of grant of the option, which must be a trading day; (b) the average closing price of the shares of The Hong Kong Stock Exchange Limited for the five trading days immediately preceding the date of grant of the option and (c) the nominal value of the shares.

The total number of share in respect of which the 2002 Scheme and any other share option schemes of the Group is not permitted to exceed 10% of the number of shares in issue at the date of adoption of the 2002 Scheme or such number of shares as result of a sub-division of consolidation of the number of shares at that date. Subject to as provided for in the 2002 Scheme, but the total number of shares which may be issued under the 2002 Scheme must not exceed 30% of the number of shares in issue from time to time.

No participant shall be granted an option which, if accepted and exercised in full, would result in the participant becoming entitled to subscribe for such number of shares as, when aggregated with the total number of shares already issued and which may be issued upon exercise of all options granted and to be granted to him, together with all options granted and to be granted to him under any other share option schemes of the Company and/or any subsidiaries, within the 10-month period immediately preceding the proposed date of grant (including exercised, cancelled and outstanding options), would exceed 1% of the number of shares in issue as at the proposed date of grant.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

The 2002 Scheme shall be valid and effective for a period of 10 years commencing August 2, 2002.

Options granted must be taken up within 28 days of the date of grant upon payment of HK$ for each grant of options. Subject as provided in the 2002 Scheme, options may be exercised at any time during the option period, which is to be notified by the board of directors to each grantee, commencing on the date of grant or such later date as the board of directors may decide and expiring on such date as the board of directors may determine, provided that such period is not to exceed ten years from the date of grant, and subject to any restrictions that may be imposed by the board of directors in its discretion.

Details of the principal terms of the 2002 Scheme are set out in the circular of MSIL dated July 4, 2002.

The following tables disclose details of MSIL’s share options held by MSIL’s directors and employees and movements in such holding during the six months ended September 30, 2010 prior to the Distribution.

Date of grant	Exercisable Period		Exercise Price	Outstanding At April 1, 2010		Granted	Exercised	Lapsed	Outstanding at July 28, 2010

Directors of MSIL
May 2, 2006	May 2, 2006 to May 1, 2012		0.253		12,000,000	—	—	—		12,000,000
September 1, 2009	September 1, 2009 to August 31, 2012	Note i	0.450		8,000,000	—	—	—		8,000,000
September 1, 2009	September 1, 2009 to August 31, 2012	Note ii	0.450		10,000,000	—	—	—		10,000,000

					30,000,000	—	—	—		30,000,000

Employees
May 2, 2006	May 2, 2006 to May 1, 2012		0.253		15,000,000	—	—	—		15,000,000
September 18, 2006	September 18, 2006 to September 17, 2011		0.233		7,000,000	—	—	—		7,000,000
March 13, 2007	January 1, 2008 to March 12, 2012		0.500		5,000,000	—	—	—		5,000,000
August 27, 2009	August 27, 2009 to August 26, 2012	Note iii	0.397		20,050,000	—	(1,600,000)	(750,000)		17,700,000

					47,050,000	—	(1,600,000)	(750,000)		44,700,000

					77,050,000	—	(1,600,000)	(750,000)		74,700,000

Weighted average exercise price				HK$	0.351				HK$	0.349

Options vested					55,550,000					53,950,000
Weighted average exercise price of options vested				HK$	0.318				HK$	0.315
Weighted average remaining contractual life					2.18 years					1.84 years

During the current period prior to the Distribution, no share options were granted, 1,600,000 share options were exercised and 750,000 share options were lapsed.

Notes:

(i)	2,500,000 options were vested on the date of grant, another 2,500,000 options can be exercised from September 1, 2010 and the remaining 3,000,000 options can be exercised from September 1, 2011.

(ii)	5,000,000 options can be exercised from September 1, 2010 and the remaining 5,000,000 options can be exercised from September 1, 2011.

(iii)	14,750,000 options were vested on the date of grant, 3,000,000 options can be exercised from August 27, 2010 and the remaining 3,000,000 options can be exercised from August 27, 2011.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

23.	RELATED PARTY TRANSACTIONS

The Group entered into the following related party transactions, which were carried out in the ordinary course of business:

		For the six months ended
		September 30,
		2010	2009
Related party relationship	Nature of transaction	HK$’000	HK$’000
		(Unaudited)	(Unaudited)
Key management personnel including directors	Salaries and other allowance	7,315	8,051
	Retirement benefit	32	28
	Share-based payments	1,004	1,618

		8,351	9,697
An entity which is significantly influenced by a key management personnel of the Company	Reimbursement of rental charges paid on behalf	639	939

24.	PLEDGE OF ASSETS

At the statement of financial position date, the Group had pledged the following assets to banks to secure banking facilities granted to the Group:

	September 30,	March 31,
	2010	2010
	HK$’000	HK$’000
	(Unaudited)
Pledge bank deposits	—	17,000
Land	7,737	16,027
Investment properties	105,513	268,771
Completed properties held for sale	21,575	16,303
Property, plant and equipment	54,346	26,031
Properties under development	13,116	11,856
Investment properties under construction	—	66,323

	202,287	422,311

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

25.	CAPITAL COMMITMENTS

	September 30,	March 31,
	2010	2010
	HK$’000	HK$’000
	(Unaudited)
Capital injection in respect of investment in a subsidiary in the PRC	389,220	—

Capital expenditure in relation to construction of properties and acquisition of land contracted for but not provided in the condensed consolidated financial statements	249,708	115,007

26.	OPERATING LEASE ARRANGEMENTS

The Group as lessee

At the statements of financial position date, the Group had outstanding commitments for future minimum lease payments in respect of non-cancellable operating leases which fall due as follows:

	September 30,	March 31,
	2010	2010
	HK$’000	HK$’000
	(Unaudited)
Operating leases which expire:
Within one year	370	8,887
In the second to fifth year inclusive	447	2,519

	817	11,406

Leases are negotiated for an average term of one to five years and rentals are fixed during the relevant lease period.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

The Group as lessor

Property rental income earned during the six months ended September 30, 2010 was HK$13,195,000 (2009: HK$12,387,000). Most of the investment properties held have committed tenants for the next one to three years.

At the statements of financial position date, the Group had contracted with tenants for the following future minimum lease receivables:

	September 30,	March 31,
	2010	2010
	HK$’000	HK$’000
	(Unaudited)
Within one year	2,465	25,982
In the second to fifth year inclusive	706	10,350

	3,171	36,332

27.	CONTINGENT LIABILITIES

On August 25, 2009, at the general meeting, the shareholders of Man Sang Holdings, Inc., the former immediate holding company, resolved that Man Sang Holdings, Inc. be dissolved and liquidated, whereby Man Sang Holdings, Inc. had been succeeded by the Company. From its inception in August 1995 through the completion of the dissolution and liquidation on August 25, 2009, the Company was a wholly-owned subsidiary of Man Sang Holdings, Inc. The liquidation did not result in tax for Man Sang Holdings, Inc. Such result is subject to assessment by U.S. tax authority. As the Company has succeeded Man Sang Holdings, Inc. and contractually assumed all of Man Sang Holdings Inc.’s rights, obligations and liabilities, if the assessment differs from actual result, it may give rise to the possibility of outflow in settlement of tax by the Company. The directors are of the view that the likelihood of an indemnification liability arising from such dissolution at year ended March 31, 2010 is remote. There has been no new development as at the date of this condensed consolidated interim financial information was approved and authorized for issue by the Board of Directors. Accordingly, no accrual has been made.

28.	POST BALANCE SHEET EVENT

On November 22, 2010, a wholly-owned subsidiary of the Company entered into a cooperation agreement with an independent third party, Hero Key Limited (“Hero Key), whereby Hero Key was allotted 15 ordinary shares of HK$1 each, representing 15% equity interest, in a newly incorporated subsidiary of the Company (the “Subsidiary”) at their nominal values to jointly invest in the Group’s logistics platform project in Dezhou, Shandong of the PRC. An amount of approximately HK$12,000,000 was advanced from Hero Key as a shareholder’s loan to the Subsidiary. The shareholder’s loan from Hero Key is unsecured, interest free, has no fixed terms of repayment and is repayable upon the Subsidiary starts retaining profits.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

29.	US DOLLAR EQUIVALENTS

The US dollar equivalents of the figures shown in the condensed consolidated income statement, condensed consolidated statement of comprehensive income, condensed consolidated statement of financial position and condensed consolidated statement of cash flows are supplementary information and have been translated at HK$7.8 to US$1.00. Such translation should not be construed as representations that the Hong Kong dollar amounts represent, or have been or could be converted into, US dollars at that or any other rate.